Issuer Free Writing Prospectus dated April 11, 2014

Filed pursuant to Rule 433 under the Securities Act of 1933

Relating to Preliminary Prospectus dated March 31, 2014

Registration Statement on Form S-1 (File No. 333-194462)

Paycom Software, Inc.

This free writing prospectus relates to the initial public offering of common stock of Paycom Software, Inc. and should be read together with the preliminary prospectus dated March 31, 2014 (the “Preliminary Prospectus”) that was included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-194462), as amended by Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”), relating to the offering of our common stock contemplated therein. The following information supplements and updates and, to the extent inconsistent, supersedes the information contained in the Preliminary Prospectus. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus. You should read the entire Preliminary Prospectus carefully, especially the “Risk Factors” section and the financial statements and related notes, before deciding to invest in these securities. The Preliminary Prospectus may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1590955/000119312514122537/d609623ds1a.htm

Unless we state otherwise or the context otherwise requires, the terms “Paycom,” “we,” “us,” “our” and the “Company” refer, prior to the Reorganization that was consummated as of January 1, 2014, to Paycom Payroll Holdings, LLC, or Holdings, and its consolidated subsidiaries and, after the Reorganization, to Paycom Software, Inc., a recently formed Delaware corporation, and its consolidated subsidiaries, including Holdings. For additional information concerning the Reorganization, see “The Reorganization” section of the Preliminary Prospectus.

The following information supplements and updates the information contained in the Preliminary Prospectus and the Registration Statement:

Common stock offered by us:	4,606,882 shares

Common stock offered by the selling stockholders:	2,038,118 shares

Common stock outstanding after the offering:	50,811,059 shares

Changes to Information in the Preliminary Prospectus

Paycom plans to amend the disclosure set forth in the Preliminary Prospectus on page 5 in the section entitled “Summary” to add the Recent Developments section set forth below.

Recent Developments

New Offices

During 2014, we opened five new sales offices in Baltimore, Indianapolis, Philadelphia, Portland and Silicon Valley. We currently have a sales office in 25 of the 50 largest Metropolitan Statistical Areas, or MSAs, in the United States based on 2010 U.S. census data.

First Quarter Estimates

Our consolidated financial information for the three months ended March 31, 2014 discussed below is preliminary, based on currently available information and management estimates, and subject to the completion of our financial closing process. Accordingly, actual results may be different from this preliminary information and the changes may be material. Our estimates included in this free writing prospectus have been prepared by and are the responsibility of our management. Grant Thornton LLP has not audited, reviewed, compiled or performed any procedures with respect to the accompanying financial information. Accordingly, Grant Thornton LLP does not express an opinion or any other form of assurance with respect thereto.

Revenue

We expect total revenues for the three months ended March 31, 2014 to be between $36.0 million and $37.0 million, as compared to our total revenues of $27.6 million for the three months ended March 31, 2013. The $8.4 million to $9.4 million, or 30% to 34%, increase in total revenues was primarily due to adding new clients and selling additional applications to existing clients.

Annualized New Recurring Revenue

We expect annualized new recurring revenue for the three months ended March 31, 2014 to be between $12.0 million and $13.0 million, as compared to our annualized new recurring revenue of $9.6 million for the three months ended March 31, 2013. The $2.4 million to $3.4 million, or 25% to 35%, increase in annualized new recurring revenue was primarily due to adding new clients and selling additional applications to existing clients.

Net Income

We expect net income for the three months ended March 31, 2014 to be between $0.3 million and $1.5 million, compared to our net income of $5.5 million for the three months ended March 31, 2013. The $5.2 million to $4.0 million, or 95% to 73%, decrease in net income was primarily due to increased growth investments, including sales commissions, new office openings and increased headcount and, to a lesser extent, $1.6 million of interest expense related to the 2017 Note that we assumed in connection with the Reorganization (which will be repaid with the proceeds from this offering).

Adjusted EBITDA

We expect Adjusted EBITDA for the three months ended March 31, 2014 to be between $5.5 million and $7.0 million, compared to our Adjusted EBITDA of $8.1 million for the three months ended March 31, 2013. The $2.6 million to $1.1 million, or 32% to 14%, decrease in Adjusted EBITDA was primarily due to increased growth investments, including sales commissions, new office openings and increased headcount.

Reconciliation

The following table reconciles our Adjusted EBITDA to our net income for the three months ended March 31, 2014 and 2013 for the information presented above:

	Three Months Ended March 31,
	2014		2013
	Low	High
	(in millions)
Consolidated statements of income data:
Net income	$0.3	$1.5	$5.5
Interest expense	2.3	2.3	0.7
Taxes	0.3	0.6	—
Depreciation and amortization	1.5	1.5	1.2
Incentive-based compensation expense	0.1	0.1	0.7
Transaction expenses	1.0	1.0	—

Adjusted EBITDA	$5.5	$7.0	$8.1

The data presented above reflects our preliminary estimates based solely upon information available to us as of the date of this free writing prospectus, and is not a comprehensive statement of our financial results or position as of or for the periods presented above. Since we have not yet completed our closing procedures for the three months ended March 31, 2014, these estimates are preliminary, are based on management’s internal estimates and are subject to further internal review by management and approval by our audit committee. In addition, the consolidated financial information for the three months ended March 31, 2013 refers to Holdings and its consolidated subsidiaries, and does not reflect any adjustments that would be required to the financial information to give effect to the Reorganization.

Our actual results for the three months ended March 31, 2014 will not be available until after this offering is completed, and may differ materially from our preliminary estimates. Accordingly, you should not place undue reliance upon our preliminary estimates. For example, during the course of closing our financial statements for the three months ended March 31, 2014 or while preparing our historical consolidated financial statements for the three months ended March 31, 2013 that give effect to the Reorganization, additional items that would require material adjustments to be made to the financial information presented above may be identified, including items that would require us to make adjustments that may be material to the results described above. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. See “Special Note Regarding Forward-Looking Statements.”

Correlative changes to relevant sections of the Preliminary Prospectus are hereby deemed made in a manner consistent with the foregoing.

Paycom has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus and other documents Paycom has filed with the SEC for more complete information about Paycom and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Paycom, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1 (888) 603-5847.

This communication should be read in conjunction with the preliminary prospectus, dated March 31, 2014.